EXHIBIT 2.2

EXECUTION COPY

TRANSACTION AGREEMENT

SUNRISE SENIOR LIVING INVESTMENTS, INC.,

SUNRISE FOURTH SENIOR LIVING HOLDINGS, LLC

and the Other Parties Named Herein

Dated as of June 30, 2003

EXHIBIT LIST*

Exhibit A-1	- Legal Description – Lincroft Property
Exhibit A-2	- Legal Description – Naperville Property
Exhibit A-3	- Legal Description – Plainview Property
Exhibit A-4	- Legal Description – Roseville Property
Exhibit A-5	- Legal Description – Schaumburg Property
Exhibit A-6	- Legal Description – White Oak (Silver Spring) Property
Exhibit A-7	- Legal Description – Canoga Park (West Hills) Property
Exhibit B	- Agreed Values of the Facilities
Exhibit C	- List of Licenses
Exhibit D	- Management Agreement
Exhibit E	- Due Diligence Items
Exhibit F	- Schedule of Pending Litigation
Exhibit G	- Facility Agreements
Exhibit H	- Affordable Dwelling Units
Exhibit I	- Personal Property Leases
Exhibit J	- Anti-Money Laundering Policy

     *     The registrant agrees to furnish, supplementally, a copy of omitted Exhibits A through J to the S.E.C. upon request.

i

TRANSACTION AGREEMENT

     THIS TRANSACTION AGREEMENT (this “Agreement”) is effective as of the 30th day of June, 2003, by and between Sunrise Fourth Senior Living Holdings, LLC, a Delaware limited liability company (the “Joint Venture”), and Sunrise Senior Living Investments, Inc., a Virginia corporation (“SSLII”). In addition, the following entities are parties to this Agreement to evidence their consent to the transactions contemplated herein or, if applicable, for the limited purposes herein specified: (i) Sunrise Third Lincroft SL, LLC, a New Jersey limited liability company (“SSLII Lincroft”), (ii) Sunrise North Naperville Assisted Living, L.L.C., an Illinois limited liability company (“SSLII North Naperville”), (iii) Sunrise Third Plainview SL, LLC, a New York limited liability company (“SSLII Plainview”), (iv) Sunrise Third Roseville SL, LLC, a Minnesota limited liability company (“SSLII Roseville”), (v) Sunrise Third Schaumburg SL, LLC, an Illinois limited liability company (“SSLII Schaumburg”), (vi) White Oak Assisted Living, LLC, a Delaware limited liability company (“SSLII White Oak”), and (vii) Canoga Park Assisted Living, L.L.C., a Delaware limited liability company (“SSLII Canoga Park”)(the entities listed in items (i) through (ix) above being hereinafter sometimes collectively referred to as “Sunrise,” and all such entities other than SSLII being hereinafter collectively referred to as “Facility Owners” or each as a “Facility Owner”), (x) Sunrise Senior Living, Inc., a Delaware corporation (“SSLI”) and (xii) US Assisted Living Facilities III, Inc., a Delaware corporation (the “Investor”).

RECITALS:

     A.     SSLII and its Affiliates are the owners of seven (7) assisted living facilities located on certain properties more particularly described in Exhibit A-1 to Exhibit A-7 attached hereto. The assisted living facilities are referred to collectively as the “Facilities” and each, a “Facility.”

     B.     SSLII and the Investor intend to form the Joint Venture, with SSLII being the managing member of the Joint Venture holding a 10% membership interest and the Investor being the investor member of the Joint Venture holding a 90% membership interest. The Joint Venture has formed wholly-owned subsidiary entities. The purpose of the Joint Venture and the subsidiary entities is to receive a contribution of the Facilities from SSLII and its Affiliates and possess a beneficial ownership interest in the Facilities through the finance leasing of such Facilities by the Facility Owners or by the transferees of the Facility Owners. The documentation for such finance leasing consists of, for each Facility, a lease agreement (the “Facility Lease”), a supplemental agreement, a put option letter, a call option letter and a tax matters agreement (the Facility Lease and such other documents for each Facility being herein referred to as the “Lease Documentation”).

     C.     GSS Holdings, Inc. has formed a Delaware corporation as a wholly-owned subsidiary known as AL Funding III, Inc. (“Funding”), and Funding will be forming a Delaware limited liability company as a wholly-owned subsidiary known as AL Subfunding III, LLC (“Subfunding”).

     D.     In accordance with the Operating Agreement for the Joint Venture being entered into by SSLII and the Investor concurrently herewith (the “Venture Agreement”), SSLII and the

Investor (together, the “Members”), will make a capital contribution to the Venture. In addition, SSLII and its Affiliates will contribute to the Joint Venture (in accordance with the Joint Venture’s direction) the ownership interests of the Facility Owners of the Facilities described in Exhibit A-1 to Exhibit A-7 attached hereto.

     E.     Immediately after the actions in the preceding Recital have been taken, the Joint Venture shall direct SSLII and its Affiliates to transfer the ownership interests in each of the Facility Owners directly to Funding or to Subfunding. Subfunding shall become the general partner and Funding the limited partner of each Facility Owner that is a limited partnership. Funding shall become the sole member of each Facility Owner that is a limited liability company.

     F.     Upon the transfer of ownership interests as provided above, SSLII and its Affiliates shall have no further or continuing economic interest in the Facility Owners, which are hereinafter referred to collectively as the “SPVs” and individually as an “SPV”.

     G.     To partially fund the construction of each of the Facilities, SSLI directly or indirectly made advances to the respective Facility Owners. SSLI funded such advances with the proceeds of certain credit facilities obtained by SSLI from certain lenders (the “Credit Facilities”).

     H.     At the time each Facility is made subject to the Lease Documentation, an initial payment will be made to the relevant SPV under the Lease Documentation and such SPV will obtain financing from a financial institution that will be secured by a mortgage lien on such Property. The financing for these Properties will be provided by Sunrise Senior Living, Inc. (the “Pool III Lender”).

     I.      Each Facility will be managed by Sunrise Senior Living Management, Inc., a Virginia corporation (“Manager”), pursuant to separate Management Agreement between a wholly-owned direct or indirect subsidiary of the Joint Venture as “Owner” and Manager.

     Accordingly, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
TERMINOLOGY

     1.1 Defined Terms.

     As used herein, the following terms shall have the meanings indicated:

     Affiliate: With respect to any specified person or entity, another person or entity which, directly or indirectly controls, is controlled by, or is under common control with, the specified person or entity.

     Agreed Value: With respect to each Facility, the total value of the Facility as agreed to by Sunrise and the Joint Venture, without any reduction for any loans secured by the Facility, which value is set forth on Exhibit B attached hereto, subject to adjustment as provided in this

Agreement. Sunrise and the Joint Venture each agree to report such allocations to the Internal Revenue Service in the form required by Treasury Regulation 1.1060-1(e) and to use such allocations for all other reporting purposes after Closing in connection with federal, state and local income and, to the extent permitted under applicable law, franchise taxes.

     Code: The Internal Revenue Code of 1986, as amended.

     Documents: This Agreement and all Exhibits hereto, and each other agreement, certificate or instrument delivered pursuant to this Agreement.

     Effective Date: The date of this Agreement.

     Environmental Laws: Any applicable federal, state and local statutes, laws, regulations, rules, ordinances, common law requirements, orders, Licenses, deed restrictions or permits or any kind whatsoever relating to the protection of human health and safety, the environment, or hazardous or toxic substances or wastes (as defined in Section 4.10), pollutants or contaminants, including, without limitation, the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. §§ 6901, et. seq.), the clean Air Act (42 U.S.C. §§ 7401 et seq.), the Clean Water Act (33 U.S.C. §§ 1251 et seq.), the Occupational Safety and Health Act (29 U.S.C. §§ 651 et seq.), and the Toxic Substances Control Act (15 U.S.C. §§ 2601 et seq.), and similar state and local laws.

     FF&E: All the furniture, fixtures and equipment owned by the Facility Owners and located at the Facilities, which is used or maintained in connection with the operation of the Facilities.

     Knowledge: As used in this Agreement, the term “knowledge” when used to refer to the knowledge of Sunrise or its Affiliates shall mean the actual knowledge of the Responsible Parties, it being understood and acknowledged that such Responsible Parties are not charged with knowledge of all the acts and/or omissions of their predecessors or with acts or omissions of agents or employees of Sunrise. Neither Sunrise nor the “Responsible Parties” as hereinafter defined, shall be obligated to make a reasonable independent inquiry in connection with the making of any representations or warranties as set forth in this Agreement; provided, however, that the Responsible Parties shall make a good faith inquiry of the executive director of each of the Facilities or other appropriate management employee in connection with such representations and warranties. The officers of Sunrise directly engaged in the management and operation of the Facilities are: Daniel B. Gorham, Susan L. Timoner and Douglas Bath (whether one or more, the “Responsible Parties”).

     Licenses: All certificates, licenses, and permits issued by governmental authorities held by SSLII, the Facility Owners, Manager or SSLII’s Affiliates in connection with the ownership, use, occupancy, operation, and maintenance of the Facilities. A list of Licenses for each of the Facilities is attached hereto and incorporated herein as Exhibit C.

     Lien: Any mortgage, deed of trust, pledge, hypothecation, title defect, right of first refusal, security or other adverse interest, encumbrance, claim, option, lien, lease or charge of any kind, whether voluntarily incurred or arising by operation of law or otherwise, affecting any assets or property, including any agreement to give or grant any of the foregoing, any conditional sale or other title retention agreement, and the filing of or agreement to give any financing statement with respect to any assets or property under the Uniform Commercial Code or comparable law of any jurisdiction.

     Loss: With respect to any person or entity, any and all costs, obligations, liabilities, demands, claims, settlement payments, awards, judgments, fines, penalties, damages and reasonable out-of-pocket expenses, including court costs and reasonable attorneys’ fees, whether or not arising out of a third party claim.

     Management Agreement: The agreement by and between a subsidiary limited liability company wholly-owned by the Joint Venture (or, in the case of Facility Owners that are limited partnerships, a subsidiary limited partnership wholly-owned indirectly by the Joint Venture) and Manager to be executed and delivered concurrently herewith, pertaining to the operation, direction, marketing, management and supervision of each Facility, in substantially the form attached hereto as Exhibit D.

     Material Adverse Effect: A material adverse effect on the assets, business, operations, financial condition or results of operations of the Facilities, or any one of them.

     Permitted Exception: Any exception to title to the Real Property that is (i) disclosed in a Title Commitment, or (ii) identified on a Survey, which, in either case, is not identified as a Title Defect in the Title Notice.

     Permitted Lien: Any statutory lien that secures a governmentally required payment not yet due that arises, and is customarily discharged, in the ordinary course of a Facility Owner’s business.

     Rate-Lock Deposit: The deposit to be paid to or for the benefit of the Senior Financier, which shall be immediately non-refundable.

     Resident Deposits: All deposits or advances of any kind or nature from any resident of any Facility.

     Senior Financier: A financial institution providing Senior Financing.

     Senior Financing: The financing from a Senior Financier institution secured by each Facility as of the Closing Date.

     Taxes: All federal, state, local and foreign taxes including, without limitation, income, gains, transfer, unemployment, withholding, payroll, social security, real property, personal property, excise, sales, use and franchise taxes, levies, assessments, imposts, duties, licenses and registration fees and charges of any nature whatsoever, including interest, penalties and additions with respect thereto and any interest in respect of such additions or penalties, but excluding impact fees or other similar exactions levied or payable in connection with the development of any of the Facilities and excluding special assessments.

     Tax Return: Any return, filing, report, declaration, questionnaire or other document required to be filed for any period with any taxing authority (whether domestic or foreign) in connection with any Taxes (whether or not payment is required to be made with respect to such document).

     Term Sheet: The Summary of Major Terms and Conditions signed by the parties hereto or their Affiliates relating to the establishment of the Joint Venture.

     Title Defect: Any (1) exception to title other than Permitted Liens which are not acceptable to the Joint Venture, or (2) state of fact disclosed on a Survey that is not acceptable to the Joint Venture, or (3) exception to title other than Permitted Liens which was not on the initial Title Commitments and is not acceptable to the Joint Venture.

     Title Notice: Written notice of a Title Defect given by the Joint Venture to Sunrise on or before the date hereof.

     Working Capital Reserve: An amount of Fifty Thousand and 00/100 Dollars ($50,000.00) for each Facility to be funded on the Closing Date by the members of the Joint Venture in accordance with their percentage of ownership interests.

     1.2 Additional Defined Terms.

     As used herein, the following terms shall have the meanings defined in the recitals or section indicated below:

Agreement	Preamble
Balance Sheet	Section 4.4
Closing	Section 9.1
Closing Date	Section 9.1
Contribution	Section 2.4
Credit Facilities	Recital G
Deposit	Section 2.4(b)
Excluded Assets	Section 2.2
Facility	Recital A
Facility Agreements	Section 2.1(c)
Facility Lease	Recital B
Facility Owner	Preamble
Funding	Recital C
Hazardous Waste	Section 4.10
Identified Parties	Section 5.6
Improvements	Section 2.1(a)
Indemnified Party	Section 10.4(a)
Indemnifying Party	Section 10.4(a)
Intellectual Property	Section 2.2(h)
Investor	Preamble
Joint Venture	Preamble
Land	Section 2.1(a)
Lease Documentation	Recital B
Macquarie	Section 4.6

Manager	Recital I
Members	Recital D
Owned Assets	Section 2.1
Owner Obligations	Section 2.3
Permitted Exception	Section 7.3(b)
Personal Property	Section 2.1(b)(iv)
Proration Date	Section 2.5(a)
Proration Schedule	Section 2.5(a)
Real Property	Section 2.1(a)
Receivables	Section 2.6
Rent Roll	Section 4.12
Resident Agreements	Section 2.1(c)
Responsible Parties	Section 1.2
SSLI	Preamble
SSLII	Preamble
SPV	Recital F
Subfunding	Recital C
Sunrise	Preamble
Surveys	Section 7.3(d)
Title Commitments	Section 7.3(a)
Title Insurer	Section 7.3(a)
Title Policy	Section 9.2(p)
Venture Agreement	Recital D

     1.3 Recitals.

     The Recitals are hereby incorporated herein as part of this Agreement, and the parties confirm the accuracy thereof and their agreement thereto.

ARTICLE II
CONTRIBUTION AND ACQUISITION OF INTERESTS

     2.1 Owned Assets.

     As of the date hereof, all tangible and intangible assets (except Excluded Assets) used or useful in the operation of the Facilities (the “Owned Assets”) as they have been operated by the applicable Facility Owners shall include the following:

     (a)  Owned or Leased Real Property relating to the Facilities. That certain real property (fee or leasehold interests, as applicable) consisting of land (“Land”) and all buildings, structures, fixtures and other improvements (“Improvements”) located thereon, such Land and Improvements being more particularly described in Exhibits A-1 through A-7 attached hereto.

     (b)  Personal Property.

          (i) Any and all furniture, fixtures, furnishings, machinery and equipment used in connection with the Facilities, and all other personal property used in connection with the Real

Property and now located upon the Real Property, if any. A list of such tangible personal property will be delivered by SSLII to the Joint Venture within twenty (20) days of the Closing Date. In no event shall the Personal Property include any property owned by Manager, notwithstanding Manager’s use of such property in connection with its management and administration of the applicable Facilities. A list of any such excluded personal property located on any of the Real Property will be delivered by SSLII to the Joint Venture within twenty (20) days of the Closing Date.

          (ii) Goodwill, going concern, and all existing warranties and guaranties (express or implied) issued to the Facility Owners and their Affiliates in connection with the Improvements or the Personal Property described in paragraph (b)(i) above.

          (iii) Subject to apportionment pursuant to Section 2.5, all petty cash and tenant or Resident security deposits maintained in connection with each Facility.

          (iv) The tangible and intangible property described in Sections 2.1(b)(i) - 2.1(b)(iii) shall be referred to herein as the “Personal Property.”

     (c)  Facility Agreements and Resident Agreements. All rights of Sunrise in, to and under all contracts, leases, agreements, service agreements, commitments and other arrangements, and any amendments or modifications, used or useful in the operation of the applicable Facilities as of the date hereof (the “Facility Agreements”), including but not limited to occupancy, residency, lease, tenancy and similar written agreements entered into in the ordinary course of business with residents of the Facilities, and all amendments, modifications, supplements, renewals, and extensions thereof (“Resident Agreements”) and all Resident Deposits.

     (d)  Records. True and complete copies of all of the books, records, accounts, files, logs, ledgers and journals pertaining to or used in the operation of the Facilities, including, but not limited to, any electronic data stored on computer disks or tapes, and originals of any of the foregoing that relate to residents of the Facilities other than Excluded Assets, together with the basic corporate, partnership or limited liability company documents and records of those Facility Owners, the interests in which are being transferred hereunder.

     (e)  Licenses. Any and all Licenses now held in the name of Sunrise or any Affiliate or either of them and used or useful in the operation of the Facilities, and any renewals, extensions, amendments or modifications thereof, except to the extent not transferable or assignable under applicable law.

     (f)  Miscellaneous Assets. Any other tangible or intangible assets, properties or rights of any kind or nature not otherwise described above in this Section 2.1, including all Receivables (as defined in Section 2.6), now or hereafter owned by the Facility Owners and used in connection with the operation of the Facilities (except Excluded Assets).

     2.2 Excluded Assets.

     Notwithstanding any provision of this Agreement to the contrary, the Owned Assets shall not include any of the following (collectively, the “Excluded Assets”):

     (a)  Any and all cash, bank deposits and other cash equivalents, certificates of deposits, marketable securities, cash deposits made by or on behalf of the Facility Owners to secure contract obligations (except to the extent included under Section 2.1(b)(iii) or Sunrise receives a credit therefor under Section 2.5).

     (b)  Any and all rights in and to claims or causes of action of SSLII or the Facility Owners or any of their Affiliates against third parties (including, without limitation, for indemnification) with respect to, or which are made under or pursuant to the Owned Assets or the Excluded Assets, and which arose prior to the date of Closing, it being specifically agreed that Sunrise shall be responsible for all costs and expenses (including attorney’s fees) incurred in connection with the prosecution of such claims or causes of action; provided, however, Owned Assets shall include rights in and to any such claims or causes of action to the extent they are in the nature of enforcing a guaranty, warranty or a contract obligation to complete improvements, make repairs or deliver services to any of the Facilities.

     (c)  All prepaid expenses (and rights arising therefrom or related thereto) except to the extent taken into account in determining the adjustment amount under Section 2.5.

     (d)  All contracts of insurance, all coverages and proceeds thereunder and all rights in connection therewith, including, without limitation, rights arising from any refunds due with respect to insurance premium payments to the extent they relate to such insurance policies. After the Closing, the placement of insurance shall be governed by the Management Agreement for each Facility.

     (e)  All tangible personal property disposed of or consumed at or in connection with each Facility between the date hereof and the Closing Date (if such dates are different) in accordance with the terms and provisions of this Agreement.

     (f)  To the extent now or hereafter held by or issued in the name of SSLII, Manager or their Affiliates (other than the Facility Owners) and not transferable or assignable under applicable law, all Licenses (and any renewals, extensions, amendments or modifications thereof), provided, however, that SSLII shall, and shall cause Manager and the Affiliates of SSLII and Manager, to fulfill their obligations as set forth in Section 6.2 to have such Licenses transferred or reissued in the names of the appropriate SPV, or such other party as Joint Venture may direct.

     (g)  Any and all rights of SSLI, or any of its Affiliates with respect to the use of (i) all trade names, trademarks, service marks, copyrights, patents, jingles, slogans, symbols, logos, inventions, computer software or other proprietary material, process, trade secret or trade right used by SSLI or its Affiliates in the operation of the Facilities, (ii) all registrations, applications and licenses for any of the foregoing, and (iii) any additional such items acquired or used by SSLI or its Affiliates in connection with the operation of each Facility between the date hereof and the Closing Date if such dates are different (collectively, the “Intellectual Property”), provided, however, that the Joint Venture, the SPVs and their Affiliates shall have the right to use the Intellectual Property in connection with the operation of each Facility for so long as a Management Agreement with Manager governs the operation of such Facility.

     (h)  Any records relating to Excluded Assets and to liabilities other than the Assumed Obligations.

     (i)  Personal property of all officers or employees of Sunrise located in their respective personal offices at the Facilities.

     2.3 Acknowledgment of Liabilities.

     The Joint Venture acknowledges that the SPVs shall be obligated to pay, discharge and perform when due, from and after Closing for a Facility, the liabilities and obligations (collectively, the “Owner Obligations”) relating to such Facility, but Sunrise agrees that it and its Affiliates shall be obligated to fulfill and discharge all duties and obligations, and shall be responsible for all liabilities with respect to (a) all liabilities and obligations arising under the Facility Agreements and (b) such other liabilities of the Facility Owners (including but not limited to Resident Deposits) to the extent, and only to the extent, the amount thereof is included as a credit to the Joint Venture in calculating the adjustment amount as ultimately determined pursuant to Section 2.5, to the extent attributable to or arising out of matters that occur prior to Closing, and Sunrise agrees to indemnify and hold harmless the Joint Venture from and against any Losses arising from such pre-Closing matters. This Section 2.3 shall survive the Closing.

     2.4 Contribution Amount.

     The total amount to be contributed by the Investor to the Joint Venture on the Closing Date (hereinafter, the “Contribution”), plus an amount to fund the Working Capital Reserve and an initial deposit to the FF&E Reserve for each Facility, shall be as set forth in the Venture Agreement, and paid by wire transfer of immediately available funds to the Title Insurer.

     2.5 Adjustment of Contribution Amount.

     (a)  All income and expenses (including prepaid expenses) of the Facilities shall be prorated on a daily basis between the Facility Owners and the Joint Venture as of 11:59 p.m., on the date (the “Proration Date”) immediately preceding the Closing Date. Such items to be prorated shall include:

          (i) Rents under the leases and Resident Agreements and other income, if any, including prepaid rents and community fees. Community fees will be prorated between Sunrise and the Joint Venture based upon the period over which such community fees are refundable to the individual resident who has paid such community fee. For example, a resident may have paid a $4,000 community fee that is refundable on a prorated basis over the first four (4) months of such resident’s occupancy. If the Closing takes place one (1) month after such resident occupies a unit in a Facility, then one quarter of such community fee (or $1,000) would have been earned by the Facility Owner prior to the Closing Date. In such event, the Joint Venture shall receive credit at Closing for $3,000 of such community fee. The Joint Venture acknowledges that the amount of community fees, and the time period over which community fees are earned, may vary from Facility to Facility and from resident to resident. Accordingly, community fees will be adjusted on a resident-by-resident basis for each Facility, if and to the extent that the community fees have not been fully earned by the Facility Owner prior to the Closing Date.

          (ii) Utility charges, if any, including water, sewer, electric, and gas, based upon the last reading of meters prior to the Closing Date shall be prorated. Sunrise shall make reasonable efforts to obtain meter readings on the day before the Closing Date, and if such readings are obtained, there shall be no proration of such items. Sunrise shall pay at Closing the bills therefor for the period to the day preceding the Closing, and the Joint Venture shall pay the bills therefor for the period subsequent thereto. If the utility company will not issue separate bills, the Joint Venture will receive a credit for Sunrise’s portion and will pay the entire bill prior to delinquency after Closing. If Sunrise has paid any utilities no more than thirty (30) days in advance in the ordinary course of business, then the Joint Venture shall be charged its portion of such payment at Closing;

          (iii) Fees and charges under such of the service agreements, licenses and permits as are being assigned to and assumed by the Joint Venture at the Closing, on the basis of the periods to which such service agreements, licenses and permits relate shall be prorated;

          (iv) Food inventory;

          (v) Supplies inventory;

          (vi) Petty cash;

          (vii) Taxes imposed by governmental authority and any assessments imposed by private covenant constituting a lien or charge on the applicable Facilities for the then current calendar year or other current tax period not yet due and payable shall be prorated. If the Closing occurs prior to the receipt by Sunrise of the tax bill for the calendar year or other applicable tax period in which the Closing occurs, Sunrise and the Joint Venture shall prorate Taxes for such calendar year or other applicable tax period based upon the most recent ascertainable assessed values and tax rates;

          (viii) Any escrow accounts or cash deposits held by utility companies or otherwise to secure obligations under contracts that will continue after Closing;

          (ix) Payments under any leases of personal property used in connection with the operation of the Facilities; and

          (x) Capital expenditure items, as set forth in Section 2.5(c) below.

Sunrise shall prepare a proposed schedule (the “Proration Schedule”) and deliver it to the Joint Venture, which Proration Schedule shall include: (i) the items listed above, (ii) any items which are customarily apportioned between parties in a similar transaction in the localities in which the Facilities are located, and (iii) any other items the parties determine necessary. Such Proration Schedule shall include all applicable income and expenses with regard to each such Facility. Sunrise and the Joint Venture will finalize and agree upon the Proration Schedule on the Closing Date. The amount of the Contribution shall be adjusted in accordance with the Proration Schedule. Sunrise and Investor shall be responsible for their respective legal fees, appraisal fees and costs of third party market and/or valuation reports in connection with this transaction. All fees relating to the Senior Financing shall be paid by the Joint Venture, except that the Rate Lock Deposit fee and all costs and expenses incurred in connection with the obtaining, maintaining, utilizing or not utilizing the $50 million forward fixed rate portion of the Senior Financing shall be borne by Sunrise. All other costs, including, without limitation, the costs of Surveys, title insurance and transfer taxes shall be paid by the Joint Venture, except that any such costs which are customarily paid by the seller in the applicable market in which a particular Facility is located shall be paid separately by Sunrise.

     (b)  The parties agree that any amounts that may become due under this Section 2.5 shall be paid on the Closing Date as can best be determined. A post-Closing reconciliation of such pro-rated items shall be made by the parties no later than sixty (60) days after the Closing and any amounts due at that time shall be promptly forwarded to the respective party in a lump sum payment. Any additional amounts that may become due after such determination shall be forwarded at the time they are received. Any amounts due under this Section 2.5 which cannot be determined within sixty (60) days after the Closing Date (such as, for example, fiscal year-end real estate taxes) shall be reconciled as soon thereafter as such amounts can be determined. Facility Owners agree that the Joint Venture shall have the right to audit the records of Facility Owners in connection with any such post-closing reconciliation. The covenants contained in this Section 2.5 shall survive Closing.

     (c)  Sunrise and the Joint Venture agree that a credit shall be determined for each Facility based on the budget for capital expenditures for such Facility and the utilization of such budget as of the Closing Date. Sunrise and the Joint Venture shall prorate the capital expenditures budget for such Facility for the calendar year in which such Closing Date occurs, with a portion of such budget allocated to Sunrise based on the portion of the calendar year elapsed to such Closing Date and the balance of such budget allocated to the Joint Venture based on the balance of the calendar year from and after the Closing Date. From the portion of the budget allocated to Sunrise, there shall be deducted the capital expenditures paid by Sunrise for such calendar year to the Closing Date. If the remainder is a positive number, such amount will be paid by Sunrise to the Joint Venture on the Closing Date; if the remainder is a negative number, such amount will be paid by the Joint Venture to Sunrise on the Closing Date.

     2.6 Accounts Receivable.

     As of the Closing Date, the Facilities will have certain outstanding accounts receivable (the “Receivables”). Each Facility Owner shall receive a credit at Closing in consideration of the Joint Venture’s right to collect the Receivables after Closing. Such credit shall be in an amount equal to eighty percent (80%) of the Receivables outstanding as of the Closing Date. Facility Owners and Manager covenant and agree to continue to use usual and customary procedures to collect the Receivables that will be listed as of each Closing Date.

     2.7 Resident Deposits.

     All tenant or Resident security deposits in Sunrise’s possession relating to a Facility, as reflected on a final Rent Roll delivered to the Joint Venture (and interest thereon if required by law or contract to be earned thereon) and not theretofore applied to Resident or tenant obligations under the Resident Agreements or leases for such Facility, shall be transferred or credited to the Joint Venture as of the Closing Date or placed in escrow if required by law. As of the Closing Date, the Joint Venture shall assume Sunrise’s obligations related to tenant or

Resident security deposits at such Facility. The Joint Venture will indemnify, defend, and hold Sunrise harmless from and against all demands and claims made by Residents or tenants arising out of the transfer or disposition of any tenant or Resident security deposits transferred to the Joint Venture and will reimburse Sunrise for any reasonable expenses (including all reasonable attorneys’ fees) incurred or that may be incurred by Sunrise as a result of any such claims or demands by Residents or tenants. Sunrise will indemnify, defend and hold the Joint Venture and its Members harmless from and against all demands and claims made by tenants arising out of any tenant or Resident security deposits not transferred to the Joint Venture and its Members (including tenant or Resident security deposits utilized by Sunrise or a Facility Owner prior to the Closing Date) and will reimburse the Joint Venture and its Members for any reasonable expenses (including all reasonable attorneys’ fees) incurred or that may be incurred by the Joint Venture and its Members as a result of any such claims or demands by Residents or tenants.

ARTICLE III
[INTENTIONALLY DELETED]

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF SUNRISE

     Sunrise represents and warrants to the Joint Venture as follows:

     4.1 Organization, Good Standing and Entity Authority.

     Each of the Facility Owners is a limited liability company or a limited partnership, as the case may be, duly organized, validly existing and in good standing under the laws of the State in which the Facility which it owns is located (except for (1) Sunrise White Oak, which is duly organized, validly existing and in good standing in Delaware and authorized to transact business in Maryland and (2) Sunrise Canoga Park, which is duly organized, validly existing and in good standing in Delaware and authorized to transact business in California) and has all requisite authority to own and operate its Owned Assets and to carry on its business as currently conducted. SSLII is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Virginia. SSLI is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware.

     4.2 Authorization and Binding Effect of Documents.

     SSLII, SSLI and each Facility Owner has all requisite power and authority to enter into this Agreement and the other Documents to which they are a party and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and each of the other Documents by SSLII and SSLI (and, to the extent applicable each Facility Owner) and the consummation by SSLII and SSLI (and, to the extent applicable each Facility Owner) of the transactions contemplated hereby and thereby have been duly authorized by all necessary action on the part of SSLII and SSLI (and, to the extent applicable each Facility Owner) and SSLII’s and SSLI’s members or board of directors, as the case may be. This Agreement has been, and each of the other Documents will be, duly executed and delivered by SSLII and SSLI (and, to the extent applicable each Facility Owner). This Agreement constitutes (and each of the other Documents, when executed and delivered, will constitute) the valid and binding obligation of SSLII and SSLI (and, to the extent applicable each Facility Owner) enforceable against SSLII and SSLI (and, to the extent applicable each Facility Owner) in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting the rights of creditors generally and to the exercise of judicial discretion in accordance with general principles of equity, whether applied by a court of law or of equity.

     4.3 Absence of Conflicts.

     The execution, delivery and performance by Sunrise of this Agreement and the other Documents, and consummation by Sunrise of the transactions contemplated hereby and thereby, do not and will not, to the best of Sunrise’s knowledge, (i) conflict with or result in any breach of any of the terms, conditions or provisions of, (ii) constitute a default under, (iii) result in a violation of, (iv) give any third party the right to modify, terminate or accelerate any obligation under, or (v) result in the creation of any Lien upon the Owned Assets under the provisions of the Articles of Incorporation or Bylaws of SSLII or SSLI, the organizational instruments of any Facility Owner, any laws or regulations to which SSLII, SSLI or any Facility Owner is subject, or any indenture, mortgage, lease, loan agreement or other agreement or instrument to which SSLII, SSLI, any Facility Owner or the Facilities are subject.

     4.4 Financial Statements.

     Sunrise has delivered to the Joint Venture the unaudited financial statements for each of the Facilities as of March 31, 2003 (the “Balance Sheet”). All such statements (i) are in accordance in all material respects with the books and records of the Facility Owners and (ii) have been prepared in accordance with GAAP applied on a consistent basis and fairly present the assets and liabilities of the Facilities as of the dates stated and accurately reflect the results of operations of the Facilities for the periods covered by the statements, with the exception that the Balance Sheet is subject to normal year-end adjustments.

     4.5 Absence of Certain Changes or Events.

     Since the date of the Balance Sheet:

     (a)  There has not been any damage, destruction or other casualty loss with respect to the Owned Assets (whether or not covered by insurance) that, individually or in the aggregate has, or could reasonably be expected to have, a Material Adverse Effect.

     (b)  None of SSLII, SSLI, Manager, the Facility Owners or the Facilities has suffered any adverse change or development that, individually or in the aggregate, has had or could reasonably be expected to have a Material Adverse Effect.

     (c)  None of SSLII, SSLI, the Facility Owners, or Manager has:

          (i) amended or terminated any Facility Agreement or Resident Agreement, except in the ordinary course of business;

          (ii) mortgaged, pledged, suffered or subjected any of the Owned Assets to any Lien, except for Permitted Liens and any Lien which will be released on the date hereof;

          (iii) acquired or disposed of any assets, personal property or properties affecting the Facilities or entered into any agreement or other arrangement for such acquisition or disposition, except in the ordinary course of business;

          (iv) entered into any agreement, commitment or other transaction affecting the Facilities other than in the ordinary course of business;

          (v) operated the Facilities other than in the ordinary course of business.

     4.6 Broker’s or Finder’s Fees.

     No agent, broker, investment banker or other person or firm acting on behalf of or under the authority of Sunrise is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee, directly or indirectly, in connection with the transactions contemplated by this Agreement, except for Macquarie Capital Partners LLC (“Macquarie”). Sunrise has agreed to pay Macquarie a consulting fee pursuant to a separate agreement. Sunrise agrees to indemnify and hold the Joint Venture harmless from any Loss resulting from a breach of this representation and warranty. Notwithstanding the provisions of Article X below, such agreement to indemnify shall survive the Closing Date without limitation.

     4.7 Insurance.

     There is in full force and effect with reputable insurance companies, full replacement cost, “all risks” property insurance with respect to each of the Facilities and commercial general liability insurance with respect to each of the Facilities, with combined single limits for personal injury, death and property damage, of at least $3,000,000.00 per occurrence. Sunrise has delivered or made available to the Joint Venture copies of all casualty, liability, business interruption and other insurance policies insuring against loss of the Owned Assets and all such insurance policies are in full force and effect.

     4.8 Litigation.

     Except as set forth on Exhibit F, there is no pending, or to the best of Sunrise’s knowledge, threatened litigation, proceeding or investigation (by any person, governmental or quasi-governmental agency or authority or otherwise) to which Sunrise is a party, including without limitation litigation brought by Sunrise against third parties. The litigation, proceedings and investigations listed on Exhibit F will not, individually or in the aggregate, materially adversely affect the ownership, use, occupancy, operation, cash flow, profitability or title to any of the Facilities. Sunrise shall have full responsibility for the litigation set forth on Exhibit F and shall indemnify and hold harmless the Joint Venture and its Members for any loss arising from such litigation.

     4.9 Compliance with Laws.

     To the best of Sunrise’s knowledge, the Improvements have been constructed and the Facilities have been (and are presently) used and operated in compliance in all material respects with, and in no material way violate any applicable statute, law, regulation, rule, ordinance, order, License or permit of any kind whatsoever affecting the Facilities or any part thereof or their operation as assisted living facilities. Sunrise has not received notice of any such violation. To Sunrise’s knowledge, Sunrise has not received written notice from any insurance company or underwriter of any defect that would materially adversely affect the insurability of any Facility or cause an increase in insurance premiums and, to Sunrise’s knowledge, no there are no such structural defects at any of the Facilities.

     4.10 Environmental Matters.

     Except as set forth in the environmental reports delivered to Investor pursuant to Section 3.1, to Sunrise’s knowledge, (a) Sunrise has not generated, stored, released or disposed of any hazardous waste at any of the Facilities, and (b) Sunrise has no knowledge of any previous or present generation, storage, disposal, release or existence of any hazardous waste by any other person, including petroleum, crude oil or any fraction thereof, natural gas, natural gas liquids, liquefied natural gas or synthetic gas or synthetic gas usable for fuel (or mixtures of natural gas or such synthetic gas), petroleum-derived wastes, biohazards, radioactive materials, asbestos and asbestos-containing materials and any substance, material, waste, pollutant or contaminant regulated under any Environmental Laws. Hazardous waste shall not include (1) pre-packaged supplies, cleaning materials and petroleum products customarily used in the operation and maintenance of comparable properties, (2) cleaning materials, personal grooming items and other items sold in pre-packaged containers for consumer use and used by tenants and residents in the Facilities; and (3) petroleum products used in the operation and maintenance of motor vehicles from time to time located on the Facilities’ parking areas, so long as, to the extent required, all applicable permits or Licenses for the use of any of the foregoing have been obtained and are in full force and effect and so long as all the foregoing are used, stored, handled, transported and disposed of, and otherwise managed, in compliance with all Environmental Laws. To Sunrise’s knowledge, the Facilities have been (and are presently) used and operated in compliance with all Environmental Laws and there are no unresolved violations of any Environmental Laws (other than de minimus matters) related to the Facilities.

     4.11 Assessments.

     There are no special or other assessments for public improvements or otherwise now affecting any of the Facilities, nor does Sunrise have knowledge of (i) any pending or threatened special assessments affecting any of the Facilities or (ii) any contemplated improvements affecting any of the Facilities that may result in special assessments affecting any of the Facilities.

     4.12 Resident Agreements.

     Sunrise has supplied the Joint Venture with true and correct copies of the forms of Resident Agreement used at the Facilities. The Resident Agreements currently in effect with respect to the Facilities are in substantially the same form as the copies previously delivered to the Joint Venture. Sunrise is not in default under any of its material obligations under any Resident Agreement or any lease and, except as set forth on the aged receivable report (the “Rent Rolls”) for all of the Facilities delivered to the Joint Venture on or prior to the date hereof, Sunrise has no knowledge of any material default on the part of any other party thereto. All of the Resident Agreements and leases identified on the Rent Rolls are currently in full force and effect. The Rent Rolls are true and correct in all material respects, subject to the information on the then-current aged receivables report. All the provisions of the Resident Agreements and leases identified on the Rent Rolls, including any exhibits thereto, are in compliance in all material respects with all applicable federal, state and local laws, rules and regulations.

     4.13 Facility Agreements.

     The Facility Agreements listed on Exhibit G hereto are all of the Facility Agreements relating to or affecting the Facilities. Sunrise will deliver to the Joint Venture not later than twenty (20) days after the Effective Date copies of all Facility Agreements for all Facilities. Such copies shall include all amendments and modifications thereto. Sunrise is not in default of any of its material obligations under any of such Facility Agreements, and Sunrise has no knowledge of any material default on the part of any other party thereto. All the Facility Agreements listed on Exhibit G are currently in full force and effect. Except for the Facility Agreements and the Resident Agreements described in Section 4.12 above, there are no material service contracts, leases or other contracts or agreements affecting any of the Facilities.

     4.14 Permits.

     Exhibit C attached hereto is a true and complete list of all Licenses and Exhibit C accurately states the type of License granted to each Facility. All the Licenses are valid and no material violations exist. To Sunrise’s knowledge, the Licenses are the only certificates, licenses, and permits that are required for the lawful ownership, use, occupancy, operation and maintenance of the Facilities as assisted living/dementia facilities.

     4.15 Medicare; Medicaid.

     As of the date hereof, other than with regard to the University Park Property, no resident at any Facility is a participant in Medicare, Medicaid or other public payor program with respect to such resident’s fees or other services payable to SSLII, SSLI, any Facility Owner, or Manager. To Sunrise’s knowledge, no action, proceeding, or investigation in connection with Medicare, Medicaid or other public or private third-party payor or other programs is pending or threatened against Sunrise in connection with the Facilities. Sunrise has not received notice of any threatened or pending action, proceeding, investigation or audit in connection with (i) Medicare, Medicaid, or other public or private third-party payor programs or (ii) any fraud, false statement or false claim applicable to its business or (iii) any patient care, patient rights or other law, rule or regulation applicable to its business. Sunrise has prepared and filed all cost reports, if any, that were required to be filed for Medicare and Medicaid purposes and for all other public or private third-party reimbursement programs through the date of this Agreement. All such cost reports, if any, are correct and accurate and have been prepared in conformity with Sunrise’s books and records. Sunrise has not received notice that Medicare, Medicaid or any other public or private third-party payor has any claims for disallowance of costs against it. To Sunrise’s knowledge, Sunrise has not committed any violation of the Medicare and Medicaid fraud and abuse provisions of the Social Security Act, any similar state law or Title VI of the Civil Rights Act.

     4.16 Condemnation.

     Sunrise has not received any written notice of any pending or contemplated condemnation, eminent domain or similar proceeding with respect to all or any portion of the Facilities and, to Sunrise’s knowledge, no such condemnation proceeding is being considered.

     4.17 Condition of Property.

     To Sunrise’s knowledge, with regard to the Improvements that have been constructed, (i) there are no material structural defects, (ii) they are free of insect and rodent infestation, (iii) the roofs are free of active leaks, (iv) all mechanical and utility systems servicing the Improvements are in good condition and proper working order, free of material defects and, to Sunrise’s knowledge, in compliance with all applicable laws and codes. To Sunrise’s knowledge there are no violations of any applicable laws, orders or insurance underwriting guidelines relating to safety, structural, mechanical or other physical systems or portions of the Improvements, except to the extent such violation does not cause and is not reasonably expected to cause a material adverse effect on the income from such Improvements. To Sunrise’s knowledge, all the Personal Property is in good condition, working order and repair.

     4.18 Independent Facilities.

     To Sunrise’s knowledge, each Facility is an independent unit which as of the date hereof does not rely on any facilities (other than the facilities of public utility, sewer and water companies) located on any property not included in such Facility (i) to fulfill any zoning, building code, or other municipal or governmental requirement, or (ii) for structural support or the furnishing of any essential building systems or utilities, including, but not limited to, electric, plumbing, mechanical, heating, ventilating and air conditioning systems. To Sunrise’s knowledge, no building or other improvements not included in the Facilities relies on any part of the Facilities to fulfill any zoning, building code or other municipal or governmental requirement or for structural support or the furnishing of any essential building systems or utilities.

     4.19 Full Disclosure.

     None of the representations or warranties in this Agreement by Sunrise, the descriptive information concerning the Owned Assets set forth in this Agreement, or, to Sunrise’s knowledge, any document, statement, certificate, schedule or other information furnished or to be furnished to Investor by Sunrise in connection with this Agreement, contains any untrue statement of a material fact or omits to state a material fact necessary to make the statements of fact contained therein not misleading.

     4.20 Utilities Access.

     Each Facility has adequate water supply, storm and sanitary sewer facilities, adequate access to telephone, gas and electricity connections, adequate fire protection, drainage, means of ingress and egress to and from public highways and, without limitation, other public utilities. To Sunrise’s knowledge, the parking facilities located on each Facility meet all applicable requirements imposed by applicable law or requisite exceptions, conditions, or variances to such laws. All such public utilities are installed and operating and all installation and connection charges have been paid in full and all such utilities are provided to each Facility either directly from an adjacent public right-of-way or through valid, recorded, insurable public or private easements. All streets and roads necessary for access to and full utilization of each of the Facilities, and every part thereof, have been built, completed, dedicated and accepted for maintenance and public use by the appropriate governmental authorities or are otherwise owned and maintained by local governments for public use. Sunrise has no knowledge of any fact or condition existing that would result or could result in the termination or reduction of the current access from the Facilities to the existing roads and highways or to sewer or other utility services presently serving the Facilities.

     4.21 Zoning.

     To Sunrise’s knowledge, the use of each of the Facilities as assisted living/dementia facilities, together with the ancillary uses thereto, are permitted under the applicable municipal zoning ordinances, or special exceptions, variances, or conditions thereto, and the Facilities comply, to the extent required (and not waived or grandfathered), with all conditions, restrictions and requirements of such zoning ordinances and all amendments thereto. Sunrise has not received written notice that any Facility is in violation of any applicable zoning code or ordinance that has not been previously cured by Sunrise.

     4.22 No Employees.

     None of the employees at the Facilities is employed by the Facility Owners and none of the employees at the Facilities are union labor. All such employees are employed by Manager or its Affiliates other than the Facility Owners. The Facility Owners do not now have, and at no time ever had, any employees. The Joint Venture will not take on any employee liability relating to a Facility after Closing for such Facility; all such liability will stay with the Manager and all employee costs at a Facility after the Closing for such Facility will be a Facility expense reimbursable to Manager under the Management Agreement.

     4.23 Taxes.

     Sunrise has accurately prepared and duly and timely filed (or has filed as part of a consolidated tax filing) all tax reports and returns required to be filed by the entities comprising “Sunrise” hereunder and, whether or not shown on such returns or reports to be due, has duly paid or provided for the payment of all taxes and other charges due or claimed to be due from such entities by federal, state, local or foreign taxing authorities (including, without limitation, those due in respect of the properties, income, franchises, licenses, sales, usages or payrolls of Sunrise); there are no tax liens upon any property or assets of Sunrise except liens for current taxes not yet due. Each of the Facilities is a separate, independent tax parcel consisting of the applicable tract of Land and the Improvements thereon. The federal income tax returns of Sunrise have not been audited or otherwise examined by the Internal Revenue Service within the past three (3) years, and no state or local income, sales, use, or property tax returns of Sunrise have been audited or otherwise examined within the past three (3) years. Sunrise has no notice of the pendency of any such audit or examination. There are no outstanding agreements or waivers extending the statutory period of limitation applicable to any federal or state income tax return for any period and Sunrise has not filed any consent under Section 341(f) of the Code.

     4.24 Owned Assets.

     The Owned Assets (except Excluded Assets) constitute all real, tangible and intangible assets and property used or useful in the operation of the applicable Facilities as they have been operated by the Facility Owners. Sunrise or Manager is the Landlord under all leases and Resident Agreements relating to the applicable Facilities. Sunrise has not pledged or assigned its right with respect to any of the Resident Agreements, except for the collateral assignment thereof as security for the Senior Financing. The Facility Owners will not, as of Closing, own or hold an interest in any property, real or personal, tangible or intangible, except for the Owned Assets.

     4.25 Interests.

     All the ownership interests in each Facility Owner are free and clear of all Liens and there are no outstanding options or other rights to purchase or otherwise acquire any membership or partnership interest in any of the Facility Owners.

     4.26 Title Encumbrances.

     Sunrise is not in default under any of its material obligations under any recorded agreement, easement or instrument encumbering title to any of the Facilities, and Sunrise has no knowledge of any material default on the part of any other party thereto.

     4.27 Affordable Housing Units.

     Exhibit H is a true and complete list of each unit within the Facilities (specifying the number of bedrooms in each unit) which is leased or reserved for lease as an affordable housing unit, or for low or moderate income residents. Exhibit H truly and correctly lists the number of units (and the number of bedrooms in each such unit) at the Facilities which may be required to be leased as an affordable housing unit, or for low or moderate income residents, pursuant to a presently existing agreement or requirement of law.

     4.28 No New Survey Matters.

     To Sunrise’s knowledge, since the dates of the as-built surveys for each of the Facilities provided to the Joint Venture by Sunrise, no new material survey matters have arisen in connection with any of the Real Property which would otherwise be required to be shown thereon under the applicable ALTA/ACSM standards used in preparing such surveys.

     4.29 Insolvency.

     Sunrise has not (i) commenced a voluntary case or had entered against it a petition for relief under any federal bankruptcy act or any similar petition order or to create under any federal or state law or statute relative to bankruptcy, insolvency or other relief for debtors, (ii) caused, suffered or consented to the appointment of a receiver, trustee, administrator, conservator, liquidator or similar official in any federal, state or foreign judicial or nonjudicial proceeding to hold, administer and/or liquidate all or substantially all of its assets, (iii) had filed against it any involuntary petition seeking relief under any federal or state law or statute relative to bankruptcy, insolvency or other relief to debtors which involuntary petition is not dismissed within sixty (60) days, or (iv) made a general assignment for the benefit of creditors.

     4.30 Rights of Others.

     No portion of any Owned Asset or interest in any Facility Owner is subject to any outstanding agreement of sale, options, right of first refusal or other rights of third parties to acquire any interest therein.

     4.31 Accuracy of Documents and Information.

     Sunrise has delivered or made available to the Joint Venture complete copies of all engineering reports, environmental reports and inspection reports delivered in connection with the placement of Senior Financing.

     4.32 Use of Property.

     Sunrise has not misrepresented any material fact which would prevent the Owned Assets from being operated after the date hereof in the manner in which the Owned Assets are currently being used and operated.

     4.33 Leases.

     There are no leases by Sunrise or any Facility Owner (as landlord) of any portion of the Owned Assets or leases of any equipment, vehicles, furniture or any other item of personal property used in connection with the Owned Assets.

     4.34 Accuracy of Statements.

     Neither this Agreement nor any document, instrument, schedule, exhibit, statement, list, certificate or other information furnished or to be furnished to Investor in connection with this Agreement or any of the transactions contemplated hereby contains any untrue statement of a material fact or omits or will omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they are made, not materially misleading.

     4.35 Personal Property.

     The items of Personal Property to be set forth in the inventory jointly prepared by SSLII and Investor constitutes all the Personal Property located at the Facilities and such Personal Property is adequate and sufficient to operate the Facilities. The items of Personal Property that are leased are listed on Exhibit I attached hereto.

     4.36 Ownership.

     Sunrise or the Facility Owners own the Personal Property free and clear of all Liens, other than (i) the Lien that will be placed against the Owned Assets in connection with the Senior Financing and (ii) Liens securing de minimis financings affecting Personal Property.

     4.37 Healthcare Information Laws.

     Each of the Facilities is in compliance in all material respects with all applicable statutes, laws, ordinances, rules and regulations of any federal, state or local governmental authority with respect to matters relating to patient or resident healthcare information, including, without limitation, the Health Insurance Portability and Accountability Act of 1996, Pub. L. NO. 104-191, as amended, and any rules or regulation promulgated thereunder (collectively, the “Healthcare Information Laws”. Each of the Facilities has maintained and in all material respects all records required to be maintained under the Healthcare Information Laws. Each of the Facilities (a) has undertaken all necessary surveys, audits, inventories, reviews, analyses, and/or assessments (including any necessary risk assessments) on all areas of its business and operations required by any Healthcare Information Law, (b) has developed a plan and time line for coming into compliance with any Healthcare Information Law (the “Compliance Plan”), and (c) has implemented those provisions of the Compliance Plan to ensure that such entity is and will remain in compliance in all material respects with all Healthcare Information Laws.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF THE JOINT VENTURE

     The Joint Venture represents and warrants to Sunrise as follows:

     5.1 Organization and Good Standing.

     The Joint Venture is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware. The Joint Venture has all requisite company power to own, operate and lease its properties and carry on its business as it is now being conducted and as the same will be conducted following the Closing Date.

     5.2 Authorization and Binding Effect of Documents.

     The Joint Venture has all requisite power and authority to enter into this Agreement and the other Documents and to consummate the transactions contemplated by this Agreement. The execution and delivery of this Agreement and each of the other Documents by the Joint Venture and the consummation by the Joint Venture of the transactions contemplated by this Agreement is duly authorized by all necessary company action on the part of the Joint Venture. This

Agreement has been, and each of the other Documents will be, duly executed and delivered by the Joint Venture. To the best of the Joint Venture’s knowledge, this Agreement constitutes (and each of the other Documents, when executed and delivered, will constitute) the valid and binding obligation of the Joint Venture enforceable against the Joint Venture in accordance with its terms subject to applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting the rights of creditors generally and to the exercise of judicial discretion in accordance with general principles of equity, whether applied by a court of law or of equity.

     5.3 Absence of Conflicts.

     The execution, delivery and performance by the Joint Venture of this Agreement and the other Documents, and consummation by the Joint Venture of the transactions contemplated hereby and thereby, do not and will not (i) conflict with or result in any breach of any of the terms, conditions or provisions of, (ii) constitute a default under, (iii) result in a violation of, (iv) give any third party the right to modify, terminate or accelerate any obligation under, the provisions of the operating agreement of the Joint Venture, any indenture, mortgage, lease, loan agreement or other agreement or instrument to which the Joint Venture is bound or affected, or any law, statute, rule, judgment, order or decree to which the Joint Venture is subject.

     5.4 Consents.

     The execution, delivery and performance by the Joint Venture of this Agreement and the other Documents, and consummation by the Joint Venture of the transactions contemplated hereby and thereby, do not and will not require the authorization, consent, approval, exemption, clearance or other action by or notice or declaration to, or filing with, any court or administrative or other governmental body, or the consent, waiver or approval of any other person or entity.

     5.5 Broker’s or Finder’s Fees.

     No agent, broker, investment banker, or other person or firm acting on behalf of the Joint Venture and/or Investor or under its or their authority is or will be entitled to any broker’s or finder’s fee or any other commission or similar fee, directly or indirectly, from the Joint Venture and/or Investor in connection with the transactions contemplated by this Agreement. The Joint Venture agrees to indemnify and hold Sunrise harmless from any Loss resulting from a breach of the representations and warranties set forth in this section. Notwithstanding the provisions of Article X below, such agreement to indemnify shall survive the Closing Date without limitation.

     5.6 Anti-Money Laundering Policy.

     The Joint Venture represents and warrants that it is committed to enforcing strict procedures to insure the integrity of this transaction and to assist in the global effort against money laundering and terrorism. Accordingly, the Joint Venture represents and warrants that it subscribes to and will continue to subscribe to the principles and procedures set forth on Exhibit J attached hereto. In furtherance of the foregoing, the Investor hereby represents and warrants that indirect ownership interests in the Investor will be syndicated to various offshore parties pursuant to a private placement memorandum to be prepared by representatives of the Investor. Such parties may trade their indirect ownership interests. Personnel who have been identified to SSLII (“Identified Personnel”) will initially control and manage the Investor and the offshore parties which hold shares in the Investor. SSLII will have the right to receive a copy of the foregoing private placement memorandum. The trading of the indirect ownership interests in the Investor shall not impact the operations of the Joint Venture. Investor hereby confirms to SSLII that none of the indirect ownership interests in the Investor will be syndicated to any entity, or subsequently transferred to any entity, who, at the time of such syndication or transfer is on the United States Treasury Department’s Office of Foreign Asset Control Restricted List, or subject to economic sanctions imposed by acts, laws or regulations and/or executive orders issued thereunder (collectively, the “OFAC Regulations”). Should any entity holding an indirect ownership interest become subject to the OFAC Regulations, Investor agrees to take such actions as may be legally required in such circumstances. Investor agrees to confirm from time to time, upon the request of SSLII, that none of the entities holding indirect ownership interests in the Investor are entities subject to the OFAC Regulations. Investor shall adhere to the anti-money laundering policy attached hereto as Exhibit J. Investor agrees to provide such certifications relating to the holders of indirect ownership interests in the Investor as shall be sufficient to enable the Joint Venture (and its members, to the extent required) to execute any certifications or to provide any information relating to the OFAC Regulations as may be required to be submitted by the Joint Venture or the members to any Facility Owner, or by any Facility Owner or the Members to any Senior Financier. Investor does hereby agree to indemnify and to hold harmless SSLII and its Affiliates and the directors, trustees, offices, employees, members and owners of each of them from and against any and all loss, claim, cost, expense or damage suffered by one or more of such parties by reason of any failure of Investor to comply with the requirements of the OFAC Regulations.

     5.7 Representations of the Investor.

     The Joint Venture represents and warrants that the Investor has made the representations and warranties set forth in the Venture Agreement and that the Investor has not indicated to the Joint Venture or the managing member thereof that any of such representations or warranties is untrue in any material respect.

ARTICLE VI
OTHER COVENANTS

     6.1 Publicity.

     Sunrise, the Joint Venture and the Investor agree that no public release or announcement concerning the transactions contemplated hereby shall be issued by any of such parties without the prior written consent of each of such other parties, except as required by law or applicable regulations.

     6.2 Post-Closing Obligation of Sunrise.

     If required by the applicable State licensing agencies in connection with the execution of the Lease Documentation contemplated by this Agreement, following the Closing Date, Sunrise shall use, and shall cause Manager to use diligent efforts to have the Licenses reissued in accordance with Section 7.6 of this Agreement. This covenant of Sunrise shall survive Closing indefinitely.

     6.3 Title; Additional Documents.

     The applicable Facility Owners shall own the Owned Assets free and clear of any Liens except Permitted Exceptions and the Senior Financing. All warranties and guaranties relating to the Facilities shall be transferred to the Joint Venture on the Closing Date. Sunrise shall execute or cause to be executed such documents as may be necessary to confirm in the Joint Venture good and marketable title to the Facilities and to carry out the purpose and intent of this Agreement, including the issuance of a title policy with the customary zoning endorsement.

     6.4 Senior Financing.

     Sunrise will have in place on the Closing Date Senior Financing in an Islamically acceptable form on all Facilities. All such financing shall be acceptable to the Joint Venture. The Senior Financing may involve a financing secured by a single asset or a financing that is cross-collateralized and cross-defaulted among a series of assets. The Senior Financing may be at a fixed rate or floating rate, provided that any floating rate financing may include a hedge mechanism. The aggregate Senior Financing secured by all Facilities shall be approximately seventy percent (70%) of the aggregate Agreed Value of the Facilities as shown on Exhibit B attached hereto.

     6.5 SSLI Financing.

     If and to the extent that Sunrise is unable to place acceptable Senior Financing on the Closing Date or if the Senior Financing obtained is for less than seventy percent (70%) of the total aggregate Agreed Value of the Facilities, Sunrise shall provide temporary financial support to secure the Senior Financing. The SSLI Financing will have a term of seven (7) years and the interest rate and amortization period will be equal to the average interest rate and amortization period for the Senior Financing. Any such arrangement is subject to the approval of Sunrise and the Joint Venture and shall be in an Islamically-acceptable form. Sunrise shall bear all the costs relating to or arising from such financing.

     6.6 Resident Agreements.

     On the date hereof, Sunrise shall, or shall cause Manager to, provide any notice to residents required by the Resident Agreements.

ARTICLE VII
CONDITIONS PRECEDENT TO THE OBLIGATION OF
THE JOINT VENTURE TO CLOSE

     The Joint Venture’s obligation on the Closing Date to accept a beneficial ownership interest in the applicable Facilities pursuant to the terms of this Agreement is subject to the satisfaction of each of the following conditions, unless waived by the Joint Venture in writing:

     7.1 Accuracy of Representations and Warranties.

     The representations and warranties of Sunrise contained in this Agreement or in any other Document shall be true and correct in all material respects as of the Closing Date except for changes that are not materially adverse to the Joint Venture.

     7.2 Performance of Agreement.

     Sunrise shall have performed in all material respects all of its covenants, agreements and obligations required by this Agreement and each of the other Documents to be performed or complied with by it prior to or upon the Closing Date.

     7.3 Title Insurance and Survey.

     (a)  The parties shall have reviewed and approved commitments for leasehold owner’s policies of title insurance (the “Title Commitments”) issued by First American Title Insurance Company (“Title Insurer”) covering each parcel of Real Property, in which the Title Insurer shall agree to insure, in such amount as Investor deems adequate, merchantable title to the leasehold interest created by the Lease Documentation in the name of the Joint Venture, free from the Schedule B standard printed exceptions and all other exceptions except Permitted Exceptions with such endorsements as the Joint Venture shall reasonably require (to include a zoning and a non-imputation endorsement) and with insurance coverage over any “gap” period. The Joint Venture shall pay any and all costs and expenses related to the title insurance, including all search fees, closing fees and the premium for the policy issued pursuant to the Title Commitments.

     (b)  [Intentionally Deleted].

     (c)  [Intentionally Deleted].

     (d)  Sunrise, at the expense of the Joint Venture, shall provide boundary surveys for each parcel of the Real Property (the “Survey” or “Surveys”) prepared by a registered land surveyor or surveyors satisfactory to the Joint Venture. The Surveys shall (1) have been completed in accordance with reasonable survey requirements, and been certified to Sunrise, the Joint Venture and the Title Insurer by such surveyor; (2) have one perimeter description for the Real Property on which each of the applicable Facilities are located; (3) show all easements, rights-of-way, setback lines, encroachments and other matters affecting the use or development of the Real Property; and (4) disclose on the face thereof the gross and net acreage of each parcel of Real Property.

     (e)  Title Insurer shall be prepared to issue Title Policies in accordance with the Title Commitments, with all endorsements (to include zoning endorsements) included and with coverage over any “gap” period.

     7.4 Other Inspections.

     The Joint Venture or its agent(s), consultants or other retained professionals shall have, at the Joint Venture’s expense, performed and completed such inspections and assessments of the

Real Property and Improvements as the Joint Venture deemed necessary or desirable. The Joint Venture shall have caused its inspectors and/or consultants to deliver to Sunrise a copy of each such inspection report at the time such report(s) are delivered to the Joint Venture. A failure by the Joint Venture to perform any inspections or assessments shall not relieve the Joint Venture of its obligations under this Agreement.

     7.5 Delivery of Closing Documents.

     Sunrise shall have delivered or caused to be delivered to the Joint Venture on the Closing Date each of the documents required to be delivered pursuant to Section 9.2.

     7.6 Licenses.

     If any change in the Licenses is required under applicable law in connection with the transactions contemplated by this Agreement, then the Manager shall have caused the appropriate parties to timely file any required application with the applicable health department. On the Closing Date, the appropriate Licenses shall have been issued or governmental assurances acceptable to the Joint Venture shall have been received that operations at the Facilities may continue without disruption. On the Closing Date, Sunrise shall have provided outside counsel opinions in a form satisfactory to the Joint Venture, with respect to those Facilities for which a License is not yet in place, regarding the validity of operating such Facilities under the new Joint Venture structure prior to the issuance of a new License.

     7.7 Management Agreements.

     On the Closing Date, Manager and Affiliates of the Joint Venture shall have executed and delivered a mutually acceptable Management Agreement for the operation of each of the Facilities, in the form of Exhibit D attached hereto.

     7.8 Shari’ah Committee Approval.

     The structure, documentation, terms and the form of the transactions contemplated by this Agreement and the Venture Agreement shall have been approved by Investor’s Shari’ah committee.

     7.9 Reliance Letters.

     As a condition precedent to the Closing, Sunrise shall have provided or caused to be provided to the Joint Venture letters from the providers of third party environmental reports, physical condition reports and appraisals entitling the Joint Venture and the Investor to rely on such reports.

     7.10 Zoning Compliance Letters.

     Sunrise shall have provided, where available, either (i) current zoning compliance letters or (ii) local counsel zoning opinions for the Facilities.

ARTICLE VIII
CONDITIONS PRECEDENT TO THE OBLIGATION OF SUNRISE TO CLOSE

     The obligations of Sunrise to close the transactions contemplated in this Agreement pursuant to the terms of this Agreement are subject to the satisfaction, on or prior to the Closing Date, of each of the following conditions, unless waived by Sunrise in writing:

     8.1 Accuracy of Representations and Warranties.

     The representations and warranties of the Joint Venture contained in this Agreement shall be true and correct in all material respects as of the Closing Date, except for changes that are not materially adverse to Sunrise.

     8.2 Performance of Agreements.

     The Joint Venture shall have performed in all material respects all of its covenants, agreements and obligations required by this Agreement and each of the other Documents to be performed or complied with by it prior to or upon the Closing Date and the Investor shall have performed in all material respects all of its covenants, agreements and obligations required by the Venture Agreement to be performed or complied with by it prior to or upon the Closing Date.

     8.3 Licenses.

     If any change in the Licenses is required under applicable law in connection with transactions contemplated by this Agreement, then the Manager shall have caused the appropriate parties to timely file an application with the applicable health department and/or other responsible government agencies. On the Closing Date, the appropriate Licenses shall have been issued or governmental assurances acceptable to the Joint Venture shall have been received that operations at the Facilities may continue without disruption.

     8.4 Management Agreement.

     Manager and Affiliates of the Joint Venture shall have executed and delivered a mutually acceptable Management Agreement for the operation of each of the Facilities, in the form of Exhibit D attached hereto.

     8.5 Delivery of Closing Documents.

     The Joint Venture shall have delivered or caused to be delivered to Sunrise on the Closing Date each of the Documents required to be delivered pursuant to Section 9.3.

ARTICLE IX
CLOSING

     9.1 Time and Place.

     Closing (the “Closing”) shall take place through escrow with the Title Insurer on the date hereof (the “Closing Date”). Time is of the essence of the terms of this Section.

     9.2 Documents to be Delivered to the Joint Venture by Sunrise.

     On the Closing Date, Sunrise shall deliver or cause to be delivered to the Joint Venture the following, in each case in form and substance reasonably satisfactory to the Joint Venture:

     (a)  Governmental certificates, dated as of a date as near as practicable to the Closing Date, showing that (i) each entity defined herein as “Sunrise,” is in good standing in the state of organization of such entity, and (ii) each Facility Owner is in good standing in the state of its organization and qualified to do business in the state in which the applicable Facility it owns is located.

     (b)  A certificate of the Secretary or Assistant Secretary of SSLII attesting as to the incumbency of each officer of SSLII who executes this Agreement and any of the other Documents, certifying that resolutions and consents necessary for SSLII to act in accordance with the terms of this Agreement have been adopted or obtained (with copies thereof attached) and to similar customary matters.

     (c)  A Management Agreement for each Facility.

     (d)  [Intentionally Deleted].

     (e)  A true, correct and complete Rent Roll certified by an officer of SSLII for each Facility, listing each resident as of the Closing Date, the unit, bed or room number of such resident, and the amount of the monthly fees to be paid by such resident (including room, meal and other applicable monthly fees), the amount of security deposit, if any, the date of Resident Agreement and the expiration date of such Resident Agreement.

     (f)  An indemnity agreement from Sunrise (unlimited in amount and duration), in form satisfactory to the Joint Venture, indemnifying the Joint Venture from any and all claims, liabilities, losses, penalties, fines, obligations, damages or expenses that may have existed or which arise out of events that occurred prior to the Closing Date with respect to the Facility Owners or the Facilities (including, without limitation, any of the foregoing related to former or current underground storage tanks, air emission sources, sewage treatment systems, septic systems, water damage, mold, or other obligations arising under Environmental Laws), except for liabilities accruing under the Owner Obligations on or after the Closing Date (this indemnity agreement may be included in the Venture Agreement and may not be an independent document).

     (g)  All Lease Documentation, duly executed by the SPVs.

     (h)  Such additional information and materials as the Joint Venture shall have reasonably requested to evidence the satisfaction of the conditions to its obligations hereunder, including without limitation, evidence that all consents and approvals required as a condition to Investor’s obligation to close hereunder have been obtained, title affidavits, such affidavits and indemnities as the Title Insurer may require to issue the Title Insurance policies, and any other documents expressly required by this Agreement to be delivered by Sunrise at Closing, or as may be required by the Title Insurer.

     (i)  The Owned Assets in accordance with Article II.

     (j)  A Foreign Investment in Real Property Tax Act affidavit executed by Sunrise.

     (k)  The Title Policies together with non-imputation and zoning endorsements.

     (l)  Authority documentation evidencing authority for the transactions contemplated hereby as shall be required by the Title Company.

     (m)  Any additional documents that the Title Insurer may reasonably require in connection with the transfers of membership interests or real property interests contemplated by the Agreement and the issuance of an Owner’s Title Insurance Policy (the “Title Policy”) for each Facility in an amount equal to the Agreed Value for such Facility with extended coverage and subject only to the Permitted Exceptions.

     9.3 Deliveries to Sunrise by the Joint Venture.

     On the Closing Date, the Joint Venture shall deliver or cause to be delivered to Sunrise or other appropriate party the following, in each case in form and substance reasonably satisfactory to Sunrise or such other party:

     (a)  Governmental Certificates dated as of a date as near as practicable to the Closing Date showing that Investor is duly organized and in good standing in the State of Delaware.

     (b)  A certificate of the Secretary or Assistant Secretary of Investor attesting as to the incumbency of each Officer of Investor who executes this Agreement and any of the other Documents and to similar customary matters.

     (c)  A Management Agreement for each Facility.

     9.4 Closing Costs.

     Other than the expenses to be paid by Sunrise pursuant to Section 2.5, which shall be paid by Sunrise, all costs relating to the Senior Financing including any up front arrangement, commitment or origination fees, legal fees and due diligence expenses of the financier providing the Senior Financing shall be borne by the Joint Venture or reimbursed by the Joint Venture to the Underlying Owners; provided, however, each party will be responsible for its own legal fees in connection with this Agreement. All costs of the Title Insurer to insure title, and the cost of leasehold owner’s title insurance policies shall be paid by the Joint Venture, and all county or state transfer or recording taxes, if any, will be paid by either the Joint Venture or Sunrise in accordance with the custom and practice in the jurisdiction in which each Facility is located. All items described in Section 2.5 above shall be prorated between the Joint Venture and Sunrise as of the Closing Date, except as otherwise provided in Section 2.5. Each party will also be responsible for appraisal and/or third-party market and/or valuation reports, engineering reports and environmental reports if such reports cannot be used in connection with the Senior Financing.

ARTICLE X
INDEMNIFICATION

     10.1 Survival.

     All representations, warranties, covenants and agreements in this Agreement or any other Document executed in connection with this Agreement shall survive the Closing. The rights to indemnification set forth in this Article X shall be exclusive of all other rights to monetary damages that any party (or the party’s successors or assigns) would otherwise have by statute or common law in connection with the transactions contemplated by this Agreement or any other Document. Notwithstanding anything to the contrary herein, if (a) the Joint Venture is notified of the untruth of any representation or warranty made by Sunrise hereunder by (i) written notice from Sunrise (which notice shall refer to the representation or warranty which is untrue) or (ii) the professional written reports and studies prepared by the Joint Venture as part of the Joint Venture’s due diligence, and (b) the Joint Venture nevertheless elects to close under this Agreement, then the Joint Venture shall be deemed to have waived the breach in question and shall not assert any post-closing claim against Sunrise with respect to that breach.

     10.2 Indemnification by Sunrise.

     Sunrise shall indemnify, defend, and hold harmless Investor, the Joint Venture, and their respective officers, directors, employees, Affiliates, successors and assigns from and against, and pay or reimburse each of them for and with respect to, any Loss relating to, arising out of or resulting from any of the following:

     (a)  Any breach by Sunrise of any of its representations, warranties, covenants or agreements in this Agreement or any other Document; or

     (b)  Any obligation, indebtedness or liability of Sunrise other than (i) the Owner Obligations and (ii) obligations, indebtedness or liabilities to the extent a reduction is made to the Contribution pursuant to Section 2.5. Subject to the foregoing clauses (i) and (ii), the obligations, indebtedness and liabilities of Sunrise hereunder shall include, but not be limited to, (A) claims by state or federal governmental agencies for payment of claims for reimbursement of costs, regardless of whether disclosed to Investor and regardless whether constituting a breach by Sunrise of any representation, warranty, covenant or agreement hereunder or under any other Document, including any claims relating to liability or responsibility under any Environmental Law and (B) all claims and causes of action relating to a Facility (i) held by Sunrise against third parties, (ii) held by any third party prior to the Closing Date, or (iii) arising from an event that occurred prior to the Closing Date, which claims or causes of action accrued prior to the Closing Date, regardless of whether constituting a breach by Sunrise of any representation, warranty, covenant, or agreement hereunder.

     10.3 Administration of Indemnification.

     For purposes of administering the indemnification provision set forth in Section 10.2, the following procedure shall apply:

     (a)  Whenever a claim shall arise for indemnification under this Article, the party entitled to indemnification (the “Indemnified Party”) shall reasonably promptly give written notice to the party from whom indemnification is sought (the “Indemnifying Party”) setting forth in reasonable detail, to the extent then available, the facts concerning the nature of such claim and the basis upon which the Indemnified Party believes that it is entitled to indemnification hereunder.

     (b)  In the event of any claim for indemnification resulting from or in connection with any claim by a third party, the Indemnifying Party shall be entitled, at its sole expense, either (i) to participate in defending against such claim or (ii) to assume the entire defense with counsel which is selected by it and which is reasonably satisfactory to the Indemnified Party provided that (A) the Indemnifying Party agrees in writing that it does not and will not contest its responsibility for indemnifying the Indemnified Party in respect of such claim or proceeding and (B) no settlement shall be made and no judgment consented to without the prior written consent of the Indemnified Party which shall not be unreasonably withheld. If, however, (i) the claim, action, suit or proceeding would, if successful, result in the imposition of damages for which the Indemnifying Party would not be solely responsible, or (ii) representation of both parties by the same counsel would otherwise be inappropriate due to actual or potential differing interests between them, then the Indemnifying Party shall not be entitled to assume the entire defense and each party shall be entitled to retain counsel who shall cooperate with one another in defending against such claim. In the case of clause (i) of the preceding sentence, the Indemnifying Party shall be obligated to bear only that portion of the expense of the Indemnified Party’s counsel that is in proportion to the damages indemnifiable by the Indemnifying Party compared to the total amount of the third-party claim against the Indemnified Party.

     (c)  If the Indemnifying Party does not choose to defend against a claim by a third party, the Indemnified Party may defend in such manner as it deems appropriate or settle the claim (after giving notice thereof to the Indemnifying Party) on such terms as the Indemnified Party may deem appropriate, and the Indemnified Party shall be entitled to periodic reimbursement of defense expenses incurred and prompt indemnification from the Indemnifying Party in accordance with this Article.

     (d)  Failure or delay by an Indemnified Party to give a reasonably prompt notice of any claim shall not release, waive or otherwise affect an Indemnifying Party’s obligations with respect to the claim, except to the extent that the Indemnifying Party can demonstrate actual loss or prejudice as a result of such failure or delay.

     (e)  The provisions of Sections 10.2 and this Section 10.3 shall survive the Closing hereunder indefinitely.

ARTICLE XI
DEFAULT AND TERMINATION

     11.1 Right of Termination.

     This Agreement may be terminated for failure of any of the conditions set forth in Article VII to occur or as otherwise permitted by this Agreement.

     11.2 Remedies upon Default.

     (a)  If Sunrise defaults on any of its material obligations hereunder, the Joint Venture may, as its sole remedy hereunder, by serving notice in writing to the Sunrise in the manner provided in this Agreement, either:

          (i) Terminate this Agreement and declare it null and void, whereupon Sunrise shall promptly pay to the Joint Venture and the Investor all of their respective actual costs and expenses, including attorney’s fees, incurred with the transactions contemplated herein and in the Venture Agreement as agreed and liquidated damages, and as the sole legal or equitable remedy for Sunrise’s default, Sunrise, the Investor and the Joint Venture hereby acknowledging and agreeing that the damages which the Joint Venture and the Investor would suffer as a result of such default and termination would be difficult, if not impossible, to determine and that the liquidated damages provided for herein are a fair and reasonable estimation of such damages; or

          (ii) Waive any such conditions, title objections or defaults and consummate the transaction contemplated by this Agreement in the same manner as if there had been no title objections, conditions or defaults without any reduction in the Contribution to be made on the Closing Date and without any further claim against Sunrise therefor.

     (b)  If the Investor materially defaults on any of its obligations hereunder, including, without limitation, the obligation to make the Contribution on the Closing Date, time being of the essence, then Sunrise may as its sole legal and equitable remedy hereunder, recover all its actual costs and expenses, including attorneys’ fees, incurred with the transactions contemplated herein as agreed and liquidated damages, the Joint Venture, the Investor and Sunrise hereby acknowledging and agreeing that the damages which Sunrise would suffer as a result of such default and termination would be difficult, if not impossible, to determine and that the liquidated damages provided for herein are a fair and reasonable estimation of such damages.

     11.3 No Specific Performance.

     The Investor and the Joint Venture specifically agree that the Joint Venture shall not be entitled, in the event of a breach by Sunrise, to enforcement of this Agreement by a decree of specific performance or injunctive relief requiring Sunrise to fulfill its obligations under this Agreement. The Investor and the Joint Venture hereby knowingly and intentionally waive any such right of specific performance or injunctive relief in favor of the Joint Venture’s right to recover liquidated damages as set forth in Section 11.2(a) above for Sunrise’s breach.

     11.4 Obligations Upon Termination.

     Upon termination of this Agreement, each party shall thereafter remain liable for breach of this Agreement prior to such termination. If this Agreement is terminated without any breach by either party hereto, each of the parties shall be liable and responsible for any costs incurred by such party in connection with the transactions contemplated by this Agreement.

     11.5 Termination Notice.

     Each notice given by a party to terminate this Agreement shall specify the Subsection of Article XI pursuant to which such notice is given. If at the time a party gives a termination notice, such party is entitled to give such notice pursuant to more than one Section of Article XI, the Subsection pursuant to which such notice is given and termination is effected shall be deemed to be the section specified in such notice, provided that the party giving such notice is at such time entitled to terminate this Agreement pursuant to the specified section.

     11.6 Survival.

     Notwithstanding anything to the contrary contained herein upon the expiration or any termination of this Agreement the rights and obligations of the parties under Section 6.1 shall survive such termination or expiration for a period of one (1) year.

ARTICLE XII
[INTENTIONALLY DELETED]

ARTICLE XIII
MISCELLANEOUS

     13.1 Further Actions.

     From time to time before, during and after the Closing Date, each party, at its expense and without further consideration, will execute and deliver such documents as reasonably requested by the other party in order more effectively to consummate the transactions contemplated hereby.

     13.2 Notices.

     All notices, demands or other communications given hereunder shall be in writing and shall be sufficiently given if delivered by courier (including overnight delivery service) or sent by registered or certified mail, first class, postage prepaid, addressed as follows:

     (a)  If to the Joint Venture, to:

US Assisted Living Facilities III, Inc.
c/o Crescent Capital Investments Inc.
75 Fourteenth Street
Atlanta, Georgia 30309
Attention: C. MacLaine Kenan
Telephone: 404-920-9046
Facsimile: 404-920-9001

                     with a copy to:

King & Spalding LLP
1185 Avenue of the Americas

New York, New York 10036
Attention: Isam Salah, Esq.
Telephone: 212-556-2140
Telecopier: 212-556-2222

     (b)  If to Sunrise, to:

Sunrise Senior Living Investments, Inc.
7902 Westpark Drive
McLean, Virginia 22102
Attention: John Gaul, General Counsel
Telephone: 703-744-1710
Telecopier: 703-744-1628

                     with copies to:

Sunrise Senior Living Investments, Inc.
7902 Westpark Drive
McLean, Virginia 22102
Attention: Susan L. Timoner, Esq.
Telephone: 703-744-1878
Telecopier: 703-744-1885

                     and to:

Watt, Tieder, Hoffar & Fitzgerald, L.L.P.
7929 Westpark Drive, Suite 400
McLean, Virginia 22102
Attention: Wayne G. Tatusko, Esq.
Telephone: 703-749-1088
Telecopier: 703-356-5388

or such other address as a party may from time to time notify the other party in writing (as provided above). Any such notice, demand or communication shall be deemed to have been given (i) if so mailed, as of the close of the third business day following the date so mailed, and (ii) if delivered by courier, on the date received.

     13.3 Entire Agreement.

     This Agreement, Exhibits and the other Documents constitute the entire agreement and understanding between the parties with respect to the subject matter hereof and supersede any prior negotiations, agreements, understandings or arrangements between the parties hereto with respect to the subject matter hereof.

     13.4 Binding Effect; Benefits.

     Except as otherwise provided herein, this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors or permitted assigns. Except to the extent specified herein, nothing in this Agreement, express or implied, shall confer on any person other than the parties hereto and their respective successors or permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

     13.5 Assignment.

     Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by Sunrise or the Joint Venture.

     13.6 Governing Law; Waiver of Jury Trial.

     This Agreement shall in all respects be governed by and construed in accordance with the laws of the Commonwealth of Virginia without regard to its principles of conflicts of laws, provided, however, that, in the event Sunrise or Investor breach this Agreement and such breach relates to a particular Facility, neither Sunrise nor Investor shall be precluded from exercising any rights or remedies which it may have under the laws of the jurisdiction in which such Facility is located. Each party hereby waives its right to trial by jury in connection with any dispute between any of the parties to this Agreement arising out of this Agreement or the rights or obligations of the parties hereunder.

     13.7 Amendments and Waivers.

     No term or provision of this Agreement may be amended, waived, discharged or terminated orally but only by an instrument in writing signed by the party against whom the enforcement of such amendment, waiver, discharge or termination is sought. Any waiver shall be effective only in accordance with its express terms and conditions.

     13.8 Severability.

     Any provision of this Agreement which is unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such unenforceability without invalidating the remaining provisions hereof, and any such unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by applicable law, the parties hereto hereby waive any provision of law now or hereafter in effect which renders any provision hereof unenforceable in any respect.

     13.9 Headings.

     The captions in this Agreement are for convenience of reference only and shall not define or limit any of the terms or provisions hereof.

     13.10 Counterparts.

     This Agreement may be executed in any number of counterparts, and by any party on separate counterparts, each of which shall be an original, and all of which together shall constitute one and the same instrument.

     13.11 References.

     All references in this Agreement to Articles and Sections are to Articles and Sections contained in this Agreement unless a different document is expressly specified.

     13.12 Exhibits.

     Unless otherwise specified herein, each Exhibit referred to in this Agreement is attached hereto, and each such Exhibit is hereby incorporated by reference and made a part hereof as if fully set forth herein.

     13.13 Attorneys’ Fees.

     In the event Sunrise or the Joint Venture bring an action to enforce or interpret any of the provisions of this Agreement, the “prevailing party” in such action shall, in addition to any other recovery, be entitled to its reasonable attorneys’ fees and expenses arising from such action and any appeal or any bankruptcy action related thereto, whether or not such matter proceeds to court. For purposes of this Agreement, “prevailing party” shall mean, in the case of a person asserting a claim, such person is successful in obtaining substantially all of the relief sought, and in the case of a person defending against or responding to a claim, such person is successful in denying substantially all of the relief sought.

     13.14 Section 1031 Exchange; Tax Matters.

     The parties agree and understand that, if requested by either party, the other party shall cooperate in permitting the requesting party to accomplish an exchange under Section 1031 of the Code; provided, however, that such exchange shall not modify any terms of this Agreement, shall not delay Closing, shall not relieve Sunrise of any liability for Sunrise’s obligations hereunder, shall not cause the Joint Venture or Investor to incur any liability or additional expense therefor or be required to take title to any other property, and shall not cause the Joint Venture or Investor (except for customary consent to assignment of this Agreement to an exchange intermediary) to incur obligations to any third parties. The Joint Venture and Investor shall cooperate with Sunrise in all reasonable respects, subject to Shari’ah compliance, to reduce or defer income taxes and recordation taxes imposed in connection with the transactions contemplated hereby.

     13.15 Closing Affidavits.

     Sunrise shall execute, and shall cause its Affiliates to execute, at the Closing, such affidavits and/or certifications as may be necessary to consummate the transactions contemplated hereby.

     13.16 Joint and Several.

     Each of the parties defined as “Sunrise” shall be jointly and severally liable with the other such parties for performing all obligations of Sunrise under this Agreement.

     13.17 [Intentionally Deleted].

     13.18 Investor Acts for the Joint Venture.

     The Joint Venture hereby irrevocably designates the Investor as its sole and exclusive agent to act for and on behalf of the Joint Venture hereunder, with full power and authority to make all decisions to be made and to take all actions to be taken by the Joint Venture, including the enforcement of this Agreement in its own name or on behalf of the Joint Venture. The Joint Venture will make no such decisions or take any of such actions and Sunrise agrees that it will not recognize or act on any of such decisions or actions purported to be made or taken by the Joint Venture. Sunrise hereby acknowledges and accepts such irrevocable designation. Sunrise and the Joint Venture further acknowledge and agree that all information, diligence items and notices to be submitted to the Joint Venture under the terms of this Agreement shall be submitted to the Investor, with a copy to the Joint Venture.

     13.19 Term Sheet.

     The parties hereto agree that the Term Sheet shall terminate and be of no further force and effect upon the signing of this Agreement. This Agreement shall be considered only a draft and shall not be binding on either party until it is fully executed and delivered to both parties.

[SIGNATURE PAGES TO FOLLOW]

     IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first written above.

SUNRISE:

SUNRISE SENIOR LIVING INVESTMENTS,
INC., a Virginia corporation

By:	/s/ Daniel B. Gorham

Vice President

JOINT VENTURE:

SUNRISE FOURTH SENIOR LIVING
HOLDINGS, LLC, a Delaware limited liability
company

By:	Sunrise Senior Living Investments, Inc., a
Virginia corporation, its Managing Member

By:	/s/ Daniel B. Gorham

Vice President

By:	US Assisted Living Facilities III, Inc., a
Delaware corporation, Member

By:	/s/ Henry A. Thompson

President

CONSENT

     By their execution below, the following parties confirm their consent to and approval of the terms of this Agreement.

S-1

SUNRISE THIRD LINCROFT SL, LLC, a New
Jersey limited liability company

SUNRISE NORTH NAPERVILLE ASSISTED
LIVING, L.L.C., an Illinois limited liability
company

SUNRISE THIRD PLAINVIEW SL, LLC,
a New Jersey limited liability company

SUNRISE THIRD ROSEVILLE SL, LLC, a
Minnesota limited liability company

SUNRISE THIRD SCHAUMBURG SL,
LLC, an Illinois limited liability company

WHITE OAK ASSISTED LIVING, LLC,
a Delaware limited liability company

CANOGA PARK ASSISTED LIVING, L.L.C.,
a Delaware limited liability company

By:	Sunrise Assisted Living Investments, Inc.,
as the Managing Member of each of the foregoing
entities

By:	/s/ Daniel B. Gorham

Vice President

SUNRISE SENIOR LIVING, INC.

By:	/s/ Christian Slavin

Executive Vice President

US ASSISTED LIVING FACILITIES III, INC.,
a Delaware corporation

By:	/s/ Henry A. Thompson

President

S-2